UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti Builds on Award-Winning Discovery, Advancing Arthur Gold Project in Nevada with first-time 4.9Moz Mineral Reserve and Robust PFS Economics

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

AngloGold Ashanti Builds on Award-Winning Discovery, Advancing Arthur Gold Project in Nevada with first-time 4.9Moz Mineral Reserve and Robust PFS Economics

AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA”, or the “Company”) is pleased to announce the Technical Report Summary for the Arthur Gold Project (“TRS”), showing a Tier One gold deposit with robust economics and strong potential for further growth in southern Nevada’s Beatty Mining District.1,2

With the completion of the pre-feasibility study, a first time Probable Mineral Reserve of 4.9Moz of contained gold (88Mt at 1.75 g/t) and 7.8Moz of contained silver (88Mt at 2.76g/t) was reported as at 31 December 2025.3 This supports an initial nine-year mine life with average annual production of approximately 500,000oz.1

At the Merlin deposit, there is also a gold Indicated Mineral Resource of 1.0Moz and gold Inferred Mineral Resource of 5.5Moz additional to the Mineral Reserve as at 31 December 2025.3,4 Silver by-product at Merlin includes an Indicated Mineral Resource of 2.0Moz and an Inferred Mineral Resource of 13.7Moz.3,4 Aggressive drilling programmes remain underway with the aim to convert additional Mineral Resource, expand the mineralised footprint and support technical studies.

“The Arthur Gold Project is a cornerstone of our strategy to build a world-class, long-life production platform in the US,” said Alberto Calderon, Chief Executive Officer of AngloGold Ashanti. “With average annual production of approximately 500,000oz in its initial phase, with some years projected to be well in excess of that, the project delivers immediate scale in a premier mining jurisdiction. This is just the beginning. With a world class orebody and a disciplined capital approach, we have a clear roadmap to growth and long-term shareholder value.”

A Tier-One Nevada Discovery with Clear Jurisdictional Advantage
The Merlin and Silicon deposits form a large-scale, continuous mineralised system within the Arthur Gold Project. Nevada consistently ranks as one of the most mining-advantaged jurisdictions globally. The project’s proximity to the cities of Las Vegas (120 miles) and Pahrump (65 miles) provides access to a well-established permitting process, a deep pool of skilled labour, professional contractors and service providers, reliable utility grid power supply, and established logistical infrastructure, advantages seldom available to large, greenfield gold-mine developments.

Robust Economics & Capital Discipline
The Arthur Gold Project is anticipated to have a structurally competitive cost profile, with all-in sustaining costs ("AISC") estimated at $954/oz.5 This resilience is underpinned by predominantly oxide mineralization (>95%) and planned conventional processing flowsheets.

The project demonstrates positive leverage at higher gold prices when compared to the price used for the Mineral Reserve at $1,950/oz:1

•At $2,715/oz gold price: Estimated after-tax NPV (5%) of c.$1.7bn
•At $3,500/oz gold price: Estimated after-tax NPV (5%) of c.$3.4bn

Operational Excellence
The development plan envisions an integrated operation comprising a 7Mtpa milling facility and a 5.5Mtpa crushed heap-leach circuit. It is anticipated that mining will utilize conventional open-pit methods with electric rope shovels and ultra-class haul trucks. To promote environmental stewardship, the project is planned to use filtered, dry-stacked tailings for enhanced water conservation.

Pathway to Production
The pre-feasibility study is expected to be presented to the AGA Board of Directors for approval to transition to the feasibility study phase in June 2026. Feasibility level environmental, hydrological and community baseline studies are currently underway.

History of an Era-Defining Gold Discovery
The discovery of the Arthur Gold Project reflects a rare convergence of history, policy and geological conviction. Beatty has a century long history of mining, but more recently, mining and exploration were halted. For decades, large areas around Beatty were effectively closed or heavily constrained due to the proposed Yucca Mountain nuclear waste repository and its planned rail corridor, limiting meaningful mineral exploration. When the federal government shelved those plans in the mid-2010s, significant tracts of prospective ground were reopened to mineral exploration.

AngloGold Ashanti moved early, applying modern geological models and systematic drilling to terrain that had seen little contemporary exploration and, with the Silicon and Merlin discoveries in 2018, delineating an entirely new gold district. Just as importantly, the Arthur Gold Project brings commercial-scale gold mining back to a region with a proud mining heritage, reconnecting a historic Nevada mining district to a new generation of long-life, high-quality production. AngloGold Ashanti’s exploration team has also been recognised with one of the mining industry’s most prestigious awards for the Silicon and Merlin discoveries—the Prospectors and Developers Association of Canada (PDAC) 2026 Thayer Lindsley Award for an international mineral discovery.

Community Commitment and Engagement
AngloGold Ashanti has invested to advance the Beatty region, establishing the Beatty Foundation, an independent nonprofit led by local stakeholders and employees. In addition, AngloGold Ashanti provides annual funding for scholarships and other community initiatives in Nye County.

These efforts align with AngloGold Ashanti’s disciplined approach to stakeholder engagement and sustainable value creation as the project advances. “Beatty has a long history rooted in mining, and we recognize that legacy carries opportunity and responsibility as we work to progress the Arthur Gold Project,” said Nick Fouche, AngloGold Ashanti’s Sr. Vice President, Nevada Projects. “Community engagement is foundational to how we operate. We are committed to listening, investing locally, and building partnerships that reflect Beatty’s values while positioning the region for long-term economic benefit.”

Arthur Gold Project - 2026 Mineral Reserve Results Summary1,3

Key Metric	Mineral Reserve
Initial Mineral Reserve $1,950/oz	88Mt @ 1.75g/t for 4.9Moz
Gold Produced (Moz)	c. 4.5
Ore Tonnes (Mtpa)	c. 12.75
Life of Mine (Yrs) - initial	c. 9
Avg. Annual Production (Au koz)	c. 500
LOM Cash Costs ($/oz)	c. 778
LOM AISC ($/oz)	c. 954
Project Capital ($bn)	c. 3.6

Endnotes
1 The Pre-feasibility Technical Report Summary for Arthur Gold Project is available as an exhibit to the Company’s annual report on Form 20-F, filed with the U.S. Securities Exchange Commission (“SEC”) on 26 March 2026 (“20-F”) and available for review on EDGAR at sec.gov. Estimates are as of December 31, 2025, unless otherwise noted. Economics presented herein are calculated based on the Arthur Gold Project Mineral Reserve only. This press release does not purport to be a complete summary of the TRS and is qualified in its entirety by reference to the TRS as filed with the SEC. This press release should be read in conjunction with the TRS, including the qualifications and limitations described therein, as there may be information in the TRS that may be important
2 A Tier One asset is generally defined by AngloGold Ashanti as a large, long-life, low-cost operation or project, located in a stable and supportive jurisdiction, capable of generating strong free cash flow through commodity cycles and delivering sustained value to shareholders and host countries.
3 Refer to Item 4D. Mineral Resource and Mineral Reserve in the Company’s 20-F, as well as the Company’s 2025 Mineral Resource and Mineral Reserve Report, both of which are available on the Company’s website. Rounding of numbers may result in computational discrepancies in the Mineral Resource and Mineral Reserve tabulations. See Notes on the Mineral Resource and Mineral Reserve Estimates, below.
4 Mineral Resource in this document is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource.
5 "All-in sustaining costs” is a Non-GAAP measure which is an extension of the “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. As calculated and reported by AngloGold Ashanti, “Total cash costs” include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs.

The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP forward-looking information shown herein in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.

ENDS

26 March 2026

London, Denver, Johannesburg

CONTACTS

Media

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9425 4603 / +61 400 072 199    amaxey@aga.gold
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold

Website: www.anglogoldashanti.com

Forward-looking statements
Certain statements contained in this release, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserves net of depletion from production and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to the Company’s annual report on Form 20-F for the financial year ended 31 December 2025, filed with the U.S. Securities Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.

AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Notes on the Mineral Resource and Mineral Reserve Estimates
The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (“Regulation S-K 1300”). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti’s Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2025 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December 2025, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2025. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti’s (or its joint venture partners’) current mine plans. For the Mineral Reserve, the term “economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during extraction and processing. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations must be revised due to significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other factors, the Mineral Resource or Mineral Reserve may not be mined or processed profitably. In addition, material write-downs of AngloGold Ashanti’s investment in its mining properties may be required, including impacts on goodwill, as well as increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain parts of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its reported aggregate Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti’s actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

Pre-feasibility and feasibility studies for undeveloped ore bodies present estimated capital expenditure and operating costs based on anticipated tonnage and grades of ore to be mined and processed. Other factors underlying the estimations include, among others, the predicted configuration of the ore body, anticipated metal recovery rates, and estimated costs of operating and processing equipment and facilities. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, which can be found on pages 27 to 35 of AngloGold Ashanti’s Earnings Release for the three months and year ended 31 December 2025. These summary tables will also be presented in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2025 to be filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The scientific and technical information in respect of AngloGold Ashanti’s Mineral Resource and Mineral Reserve for the financial year ended 31 December 2025, contained in this document has been reviewed and approved for release by Mrs. TM Flitton, Chairperson of AngloGold Ashanti’s Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA. Mrs. TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 24 years’ experience in mining with 13 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 26 March 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary